UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70156 /August 12, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15387

In the Matter of	:
	:
CAMELOT ENTERTAINMENT GROUP, INC.,	:
CAVICO CORP.,	: ORDER MAKING FINDINGS AND
GLOBAL 8 ENVIRONMENTAL	: REVOKING REGISTRATIONS
TECHNOLOGIES, INC.,	: BY DEFAULT
GTC TELECOM CORP.,	:
ICF CORPORATION, and NEW NRG, INC.	:

SUMMARY

        This Order revokes the registrations of the registered securities of Cavico Corp. (CAVO),[1]
GTC Telecom Corp. (GTCC), ICF Corporation (ICFO), and New NRG, Inc. (NNRG)
(collectively, Respondents).[2] The revocations are based on Respondents' repeated failure to file
required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on July 23, 2013, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each
was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on July 26, 2013.[3] To

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[1] The short form of each issuer's name is also its stock symbol.

[2] Global 8 Environmental Technologies, Inc. (GBLE), remains in the proceeding. The proceeding
has ended as to Camelot Entertainment Group, Inc. Camelot Entm't Group, Inc., Exchange Act
Release No. 70133 (Aug. 8, 2013).

[3] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery
at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. §
201.141(a)(2)(ii).

date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

CAVO (CIK No. 1376742)[4] is a delinquent Delaware corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CAVO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $5,354,387 for the prior nine months. On May 16, 2000, CAVO filed a Chapter 11, which was converted to a Chapter 7 on April 3, 2001, petition in the U.S. Bankruptcy Court for the District of New Jersey, which was closed on January 24, 2007. On June 27, 2007, the Commission entered an order pursuant to Exchange Act Section 12(j) revoking the registration of each class of CAVO's securities registered pursuant to Exchange Act Section 12(g). Laminaire Corp. (n/k/a Cavico Corp.), Exchange Act Rel. No. 55968 (June 27, 2007). CAVO filed a new registration statement on Form 10-SB12G on October 23, 2007, and recommenced trading in April 2008. As of July 18, 2013, the common stock of CAVO was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GTCC (CIK No. 1081919) is a revoked Nevada corporation located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GTCC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended March 31, 2007, which reported a net loss of $2,673,990 for the prior nine months. As of July 18, 2013, the common stock of GTCC was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ICFO (CIK No. 754568) is a void Delaware corporation located in Concord, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ICFO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005. As of July 18, 2013, the common stock of ICFO was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

NNRG (CIK No. 1043605) is a void Delaware corporation located in Ferndale, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NNRG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $4,553,937 for the prior year. As of July 18, 2013, the common stock of NNRG was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Cavico Corp. is REVOKED;

the REGISTRATION of the registered securities of GTC Telecom Corp. is REVOKED;

the REGISTRATION of the registered securities of ICF Corporation is REVOKED; and

the REGISTRATION of the registered securities of New NRG, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge